Volaris Reports February 2024 Traffic Results:

86% Load Factor

Mexico City, Mexico, March 6, 2024 – Controladora Vuela Compañía de Aviación, S.A.B. de C.V. (NYSE: VLRS and BMV: VOLAR) (“Volaris” or “the Company”), the ultra-low-cost carrier (ULCC) serving Mexico, the United States, Central, and South America, reports its February 2024 preliminary traffic results.

In February 2024, Volaris' ASM capacity decreased by 13.7% year-over-year due to the extraordinary Pratt & Whitney engine accelerated inspections and the resulting aircraft groundings. RPMs decreased by 10.9%, resulting in a load factor increase of 2.8 pp YoY to 85.9%. Volaris transported 2.1 million passengers during the month, a 15.2% decrease compared to February 2023. Mexican domestic RPMs decreased by 21.5%, while international RPMs increased by 13.2%.

Enrique Beltranena, Volaris’ President and CEO said: “Following our strategic plan for the year, we have reduced ASMs in the Mexican domestic market and reallocated capacity to the international market. Moreover, a robust load factor was achieved in February, exceeding the average for such a low-season month. This confirms the positive trends observed in recent months and positions us well to meet our quarterly guidance.”

	Feb 2024	Feb 2023	Variance	YTD Feb 2024	YTD Feb 2023	Variance
RPMs (million, scheduled & charter)
Domestic	1,332	1,697	-21.5%	2,877	3,630	-20.8%
International	850	751	13.2%	1,896	1,660	14.2%
Total	2,183	2,449	-10.9%	4,772	5,290	-9.8%
ASMs (million, scheduled & charter)
Domestic	1,469	2,035	-27.8%	3,192	4,306	-25.9%
International	1,070	908	17.8%	2,289	1,932	18.4%
Total	2,540	2,943	-13.7%	5,481	6,239	-12.1%
Load Factor (%, scheduled, RPMs/ASMs)
Domestic	90.7%	83.4%	7.3 pp	90.1%	84.3%	5.8 pp
International	79.5%	82.7%	(3.3) pp	82.8%	85.9%	(3.1) pp
Total	85.9%	83.2%	2.8 pp	87.1%	84.8%	2.3 pp
Passengers (thousand, scheduled & charter)
Domestic	1,539	1,984	-22.4%	3,310	4,207	-21.3%
International	584	519	12.5%	1,303	1,157	12.5%
Total	2,122	2,502	-15.2%	4,613	5,365	-14.0%

The information included in this report has not been audited and does not provide information on the Company’s future performance. Volaris’ future performance depends on several factors. It cannot be inferred that any period’s performance or its comparison year over year will indicate a similar performance in the future.

Glossary

Revenue passenger miles (RPMs): Number of seats flown by passengers multiplied by the number of miles the seats are flown.

Available seat miles (ASMs): Number of seats available for passengers multiplied by the number of miles flown.

Load factor: RPMs divided by ASMs and expressed as a percentage.

Passengers: The total number of passengers booked on all flight segments.

Investor Relations Contact

Ricardo Martínez / ir@volaris.com

Media Contact

Israel Álvarez / ialvarez@gcya.net

About Volaris

*Controladora Vuela Compañía de Aviación, S.A.B. de C.V. (“Volaris” or “the Company”) (NYSE: VLRS and BMV: VOLAR) is an ultra-low-cost carrier, with point-to-point operations, serving Mexico, the United States, Central, and South America. Volaris offers low base fares to build its market, providing quality service and extensive customer choice. Since the beginning of operations in March 2006, Volaris has increased its routes from 5 to more than 211 and its fleet from 4 to 134 aircraft. Volaris offers more than 550 daily flight segments on routes that connect 43 cities in Mexico and 28 cities in the United States, Central, and South America, with one of the youngest fleets in Mexico. Volaris targets passengers who are visiting friends and relatives, cost-conscious business and leisure travelers in Mexico, the United States, Central, and South America. Volaris has received the ESR Award for Social Corporate Responsibility for fourteen consecutive years. For more information, please visit ir.volaris.com. Volaris routinely posts information that may be important to investors on its investor relations website. The Company encourages investors and potential investors to consult the Volaris website regularly for important information about Volaris.